UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 17, 2015

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,	NEATHOUSE PLACE, VICTORIA, LONDON,
VICTORIA 3000 AUSTRALIA	UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Billiton Plc
Registered in England and Wales
Number 3196209
Proxy Form
All correspondence to:
Computershare Investor Services (Pty) Limited
PO Box 61051
Marshalltown 2107
Telephone: 011 373 0033
Facsimile: 011 688 5238
LODGEMENT OF YOUR PROXY
This proxy form must be received by 10:30am (South African local time) on Monday, 4 May 2015
Any proxy form (and any relevant authorities under which it is signed) received after that time will not be valid for the scheduled meeting.
How to complete this proxy form
Every holder has the right to appoint some other person(s) of their choice, who need not be a shareholder, as their proxy to exercise all or any of their rights, to attend, speak and vote on their behalf at the meeting. If you wish to appoint a person other than the Chairman, please insert the name of your chosen proxy holder in the space provided (see reverse). If the proxy is being appointed in relation to less than your full voting entitlement, please enter in the box next to the proxy holder’s name (see reverse) the number of shares in relation to which they are authorised to act as your proxy. If left blank your proxy will be deemed to be authorised in respect of your full voting entitlement (or if this proxy form has been issued in respect of a designated account for a shareholder, the full voting entitlement for that designated account). Shareholders holding shares dematerialised into Strate should promptly provide their voting instructions directly to their CSDP or stockbroker.
IMPORTANT NOTE:
In this proxy form, BHP Billiton Plc and BHP Billiton Limited together are referred to as BHP Billiton.
Appointment of additional proxies
You may appoint more than one proxy provided that each proxy is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, additional proxy form(s) may be obtained by contacting the Share Registrar’s helpline listed below under “Any questions?”, or you may photocopy this form. Please indicate in the box next to the proxy holder’s name (see reverse) the number of shares in relation to which they are authorised to act as your proxy. Please also indicate by ticking the box provided if the proxy instruction is one of multiple instructions being given. All forms must be signed and should be returned together in the same envelope.
Directing your proxy how to vote
If you wish to direct your proxy how to vote (or to abstain from voting) on the resolution, place a mark (“X”) in the “For”, “Against” or “Vote Withheld” box for the resolution. The “Vote Withheld” option is provided to enable you to withhold your vote on the resolution. However, it should be noted that a “Vote Withheld” is not a vote in law and will not be counted in the calculation of the proportion of the votes “For” and “Against” the resolution. In the absence of instructions and to the extent permitted by law, your proxy may vote or withhold the vote as he or she thinks fit.
Signing instructions
You must sign this proxy form as follows in the spaces provided:
Individual: Where the holding is in one name, the proxy form must be signed by the shareholder or the shareholder’s attorney.
Joint holding: Where the holding is in more than one name, any one of the joint holders may sign the proxy form but the vote of the senior who renders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders. Seniority is determined by the order in which the names stand in the Company’s Share Register. Power of Attorney or Relevant Authority: If this form is signed by a person who is not the registered shareholder, then the relevant authority or a certified copy of it should either have been exhibited previously to the Share Registrar by the time above or be enclosed with this form, and the words “authorised signatory” should be added under the signature on the front of this form.
Companies: Where the holding is in the name of a company, then this form must be given under the hand of an authorised officer or attorney who has not received any notice of revocation of that authority.
Electronic proxy lodgement (certificated shareholders only): To appoint a proxy electronically go to www.bhpbilliton.com or www.eproxyappointment.com, then follow the instructions. You can also use the BHP Billiton Plc mobile voting service for smartphones. To access these services you will need the Control Number, shown below, together with your Shareholder Reference Number (SRN) and Personal Identification Number (PIN) which are printed on the front of this proxy form. Shareholders holding shares dematerialised into Strate should liaise promptly and directly with their CSDP or stockbroker.
Any questions?
If you have any questions for BHP Billiton on the Demerger Resolution, you can submit your questions by emailing web.queries@computershare.co.za or online at www.investorcentre.com/bhp. If you have any questions on how to complete this proxy form or to obtain additional forms please telephone: 011 373 0033.
Documents may be lodged:
VIA THE INTERNET
www.bhpbilliton.com
www.eproxyappointment.com
(certificated shareholders only)
Control Number: 912892
BY SMARTPHONE
Scan QR Code
BY MAIL
Computershare Investor Services
(Pty) Limited
PO Box 61051
Marshalltown 2107
IN PERSON
Computershare Investor Services
(Pty) Limited
70 Marshall Street
Johannesburg 2001
B I L Z
195070_01PBQE

bhpbilliton
resourcing the future
Appointment of Proxy
I/We being a member/s of BHP Billiton Plc and entitled to attend and vote hereby appoint the Chairman of the Meeting (mark box with an ‘X’)
OR
the name of the person (or body corporate) you are appointing, if someone other than the Chairman of the Meeting.
Number of shares being voted
or failing attendance at the Meeting of the person or body corporate named above, or if no person is named, the Chairman of the Meeting, to act on my/our behalf and to vote in accordance with the directions on this proxy form or, if no directions have been given and to the extent permitted by law, as he or she sees fit, at the General Meeting of BHP Billiton Plc to be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London on Wednesday, 6 May 2015 at 9:30am (London time) and at any adjournment thereof.
Please tick here to indicate that this proxy appointment is one of multiple appointments being made.
Please Note: To fully inform shareholders in exercising their right to vote, please be aware that if the Chairman of the Meeting is appointed as your proxy
(or becomes your proxy by default), the Chairman of the Meeting intends to vote all available proxies in favour of the resolution. This reflects the Board’s recommendation.
For
Voting directions to your proxy 1 To approve the Demerger of South32 from BHP Billiton
Please mark (within the box) to indicate your directions
For
Against
Vote Withheld
PLEASE SIGN HERE This section must be signed in accordance with the instructions overleaf to enable your directions to be implemented.
Individual or Shareholder 1
Shareholder 2
Shareholder 3
Shareholder 4
Individual/Sole Director and Sole Company Secretary
Director/Company Secretary
/
/
Contact Name
Contact Daytime Telephone
Date
+
B I L Z
195070_01PBQE
In addition to signing the proxy form in the above box(es) please provide the information above in case we need to contact you.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: March 17, 2015	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary